[Youbet.com Letterhead]

December 7, 2009

VIA EDGAR AND MAIL

Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Youbet.Com, Inc.
File Number: 000-26015
Form 10-K for the Year Ended December 31, 2008

Dear Mr. Shenk:

On behalf of Youbet.com, Inc. (the “Company”), set forth below are the Company’s responses to the follow-up letter of comment dated December 3, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  For your convenience, we have reproduced the text of the Staff’s comments in italics below and the Company’s responses appear immediately below each comment.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 8

1.
Refer to your response to our prior comment number 16. Please explain to us your accounting for costs associated with sales and installations of totalizator equipment. In regard to the significant costs incurred and capitalized for service contracts before the systems became operational, please explain to us: 1) the nature and purpose of the costs incurred; 2) the basis for capitalizing these costs, the period of time such costs are amortized and how future periods will benefit from such costs; 3) what, if any, of these costs represent such costs associated with services that have been completed and when completion of such services occurred; 4) your accounting for revenues associated with costs that have been capitalized; 5) why capitalization and amortization over the useful life of the associated asset is appropriate when such asset has been placed in service for which services presumably have been completed at that time; and 6) the amount of these costs capitalized in each of the last 3 fiscal years and in the current fiscal year.

December 7, 2009

The Company advises the Staff that revenue in its totalizator segment is primarily derived from contractual arrangements by its subsidiary, United Tote, for the supply, installation, operation, servicing and maintenance of totalizator systems at pari-mutual facilities, including horse and dog racing tracks.  Contractual terms of these service agreements generally range from 5 to 10 years.  United Tote also derives a small portion of its revenue through equipment sales.  In 2008, approximately 95% of United Tote’s revenue related to contractual service arrangements, pursuant to which United Tote is obligated to provide the totalizator equipment as well as the software and personnel to perform the required totalizator services at the client track.  Revenue under these service agreements is generally earned as a percentage of wagering handle that is processed through the totalizator system.  In order to perform its services under these agreements, United Tote incurs various costs associated with the installation of the totalizator equipment at the track to enable it to function as required.  Such installation costs include service personnel, including electricians, to set up networks and other items necessary for the proper functioning of all terminals being deployed at the track, which in some cases number as many as several hundred.  Such installation costs are capitalized and amortized over the life of the related contract, since such costs are a prerequisite for the proper operation of the equipment, which in turn is necessary to generate future totalizator revenue.  At the conclusion of the contract, the totalizator equipment is returned to United Tote.  We believe this policy of capitalizing these installation costs is in compliance with generally accepted accounting principles since (a) such costs are incurred for equipment used in operations and enter into the revenue-generating stream indirectly, (b) such costs are incurred to prepare the totalizator equipment for use and (c) the associated service agreements are long term contracts with terms ranging from 5 to 10 years.

The Company also informs the Staff on a supplemental basis that the amount of these installation costs that have been capitalized for the fiscal years ended December 31, 2006, 2007 and 2008, was approximately $122,000, $0 and $12,000, respectively, and there were no amounts of such capitalized costs for the nine months ended September 30, 2009.  The Company believes the capitalization of such installation costs and subsequent amortization over the term of the related service contracts provides for an appropriate matching of costs with associated revenues generated.

Note 4: Receivables, page F-12

2.
Refer to your response to our prior comment number 19. Pursuant to SAB 13.A.1, please explain to us how totalizator receivables for which the ability to pay is uncertain and the amount of revenue is in dispute is considered to be realized or realizable and earned, and have sufficiently met the criteria of (i) the price is fixed or determinable and (ii) collectability is reasonably assured, to recognize the associated revenue.

The Company advises the Staff that, as described in the Company’s response to comment 1 above, United Tote generally has two revenue streams: 1) providing totalizator services at horse and dog racing tracks pursuant to service agreements with the tracks and 2) selling totalizator equipment.  Services and equipment sales are governed by agreements entered into with the Company’s customers, which stipulate a fixed and determinable price for the services being provided and the price of equipment being sold.  Additionally, at the time the services are provided and the equipment sales are being made, the related collectability of the associated receivable is reasonably assured based upon an internal credit review of the customer.  However, as is typical with other industries, unforeseen economic events or contractual interpretations/disputes may occur which have an impact on a customer’s ability or willingness to make payment on an invoice.   As such, payments may be delayed, thus causing receivables to age.  United Tote follows a policy of not writing off any outstanding receivable until it has exhausted collection efforts.  Therefore, an allowance for doubtful accounts has been established to estimate the potential uncollectible amounts that exist in the receivable balance and adjust such balance to properly state the receivables at their estimated net realizable value.

December 7, 2009

If you have any questions regarding the Company’s responses to the Staff's comments, or require any additional information, please contact the undersigned at (818) 668-2151.

Sincerely,

/s/ Susan Bracey

Susan Bracey
Chief Financial Officer